EXHIBIT 99.1

Intermap Expands Aquarius RMA Platform with Property Valuation Analytics and Accelerates European Growth

Growing adoption by leading Czech insurers strengthens Intermap's risk analytics platform and drives expansion into new markets

DENVER, July 08, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced the expansion of its Aquarius RMA risk analytics platform with integrated property valuation analytics, continued adoption by leading Czech insurers and plans to enter additional European markets.

The expanded solution combines Intermap’s natural hazard and climate risk quantification capabilities with Flat Zone’s residential real estate data and valuation models, enabling insurers to assess property values within the same workflow they use to evaluate flood and other natural hazard exposures.

Intermap combines proprietary 3D geospatial data with hazard, climate, property and valuation intelligence to help insurers improve underwriting, portfolio management and risk assessment. By integrating these capabilities into a single platform, insurers can evaluate increasingly complex risks with greater speed, consistency and accuracy.

The new functionality has been adopted by a growing group of Aquarius RMA users in the Czech Republic, including Generali Česká pojišťovna, Česká podnikatelská pojišťovna, Slavia pojišťovna, ČSOB Pojišťovna, PVZP and Direct pojišťovna. These insurers are using the solution to determine market values of residential units, replacement values of family homes and appropriate insured values for underwriting, portfolio review and customer-facing insurance processes.

Intermap will launch the service in Slovakia in July 2026 and plans to extend property valuation capabilities across additional Aquarius RMA markets over time.

Accurate property valuation is increasingly important as insurers respond to rising construction costs, changing real estate values and growing exposure to natural hazards and climate-related risks. By integrating valuation analytics directly into Aquarius RMA, insurers can connect property characteristics, replacement costs and risk exposure in a single workflow, supporting stronger underwriting decisions, more accurate coverage limits and improved portfolio management.

“Resilient insurance markets require a precise understanding of natural hazards and an accurate understanding of the value of the assets being protected,” said Patrick A. Blott, Chairman and CEO of Intermap Technologies. “Aquarius RMA now combines proprietary hazard, climate and property intelligence with AI-powered analytics to help insurers make better decisions faster. Adoption by leading Czech insurers demonstrates the value of integrating these capabilities into a single platform and we are now preparing to extend this offering across additional European markets.”

The expanded Aquarius RMA solution addresses a critical challenge facing insurers: Ensuring insured values reflect current market conditions and replacement costs while accounting for evolving natural hazard and climate-related risks. The integrated workflow helps insurers improve underwriting decisions, review portfolios more effectively and provide clearer guidance to policyholders regarding appropriate levels of coverage.

Customer Momentum

“Correctly determining the sum insured is one of the basic pillars of good insurance protection,” said Jan Šepek, Product Manager at ČSOB Pojišťovna. “We are pleased that we were able to expand the online environment of the Zeus business portal for our insurance brokers and clients with this new service for home insurance.”

“For clients, determining the correct value of a house is usually difficult, but it is essential for them to be properly insured,” said Eva Bosáková, responsible for property insurance at Direct pojišťovna. “Thanks to these tools, clients in our online journey enter only basic property details and immediately see the minimum amount for which they should insure their home so they are not underinsured. This allows them to insure their home simply and quickly.”

Flat Zone’s valuation data and models are integrated into Aquarius RMA to provide insurers with detailed, current and traceable residential property data. The solution supports online valuation of residential units, replacement value calculations for family homes and standardized valuation inputs across insurance workflows. By incorporating verified valuation data into underwriting and portfolio management processes, insurers can move beyond simple estimates and make more informed risk and coverage decisions.

“Institutions need to work with real estate data in a completely different way than before,” said Vít Soural, Founder and CEO of Flat Zone. “Digitization of valuation is rapidly gaining ground, while at the same time there is a growing emphasis on the quality and traceability of input data. Our partnership automates property valuation and helps establish a new standard for how insurers work with residential real estate data.”

About Aquarius RMA

Aquarius RMA is Intermap’s insurance risk intelligence platform for quantifying flood and other natural hazard risks across underwriting, portfolio management, reinsurance and claims workflows. Risk Assistant, Intermap’s AI-powered risk assessment assistant, helps insurers evaluate complex multi-risk cases through a more automated and structured workflow, supporting faster, more consistent and more scalable decision-making.

Intermap believes the combination of proprietary data, advanced analytics and AI-powered decision support creates a differentiated platform for insurers as they respond to increasing risk complexity, rapidly growing volumes of unstructured data and rising demand for automated operational efficiencies.

Intermap Reader Advisory
Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast", “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About FlatZone

Flat Zone is a proptech company specializing in residential market analysis and valuation. Its data platforms and valuation models are used by developers, investment firms, financial institutions and insurers to analyze residential real estate markets and automate property valuation workflows. Flat Zone's technology provides accurate, traceable and current valuation data for residential properties throughout the Czech Republic.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266